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June 19, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Sickel, Susan Block, Bonnie Baynes, Mark Brunhofer

Re:	Lemonade, Inc. Registration Statement on Form S-1 Filed June 8, 2020 CIK No. 0001691421

Dear Messrs. Sickel, Block, Baynes and Brunhofer:

Our client, Lemonade, Inc., a Delaware public benefit corporation (the “Company”), pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, previously filed a registration statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) on June 8, 2020 and an amendment to the aforementioned registration statement on Form S-1 on June 15, 2020 (collectively, the “Registration Statement”).

The Company received a comment letter from the staff of the Commission (the “Staff”) to Daniel Schreiber, the Company’s Chief Executive Officer, dated June 18, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1 and Form S-1/A filed June 8, 2020 and June 15, 2020
Reinsurance, page 88

1.	We note your disclosure that beginning on July 1, 2020 your new reinsurance policies will be in place. We also note that you have filed "forms of" reinsurance agreements as exhibits. Please advise us of the timing of entering into these agreements relative to effectiveness. In this regard, please advise us if you will be naming these reinsurers in your prospectus prior to effectiveness and filing executed contracts. We may have further comment based on your response.

June 19, 2020

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that each of the reinsurance agreements will be entered into on or prior to June 22, 2020. Additionally, the Company respectfully advises the Staff that it will name each of its reinsurers and file each of the executed reinsurance agreements as exhibits in the next amendment to the Registration Statement, which it intends to file on June 22, 2020.

Management's Discussion And Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 106

2.	It is apparent that the numerator of your adjusted EBITDA margin is presented net of reinsurance activity while its denominator does not net out ceded earned premiums. We note that this mismatch appears to overstate your margin. In this regard, we note that your adjusted EBITDA margin for the first quarter of 2020 would be (89)% instead of (73)% if the denominator excluded the $5.2 million ceded earned premiums. It also appears that this difference will be exacerbated in future periods under your new reinsurance arrangement effective July 1, 2020. Please revise your computation and disclosure throughout your filing to present the denominator net of ceded earned premiums, or advise us why your current presentation is appropriate. Although this mismatch appears to understate your adjusted gross margin, this comment also applies to the denominator in the computation of that non-GAAP measure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the current presentation of adjusted EBITDA margin and adjusted gross margin is appropriate because the denominator used in both margin calculations excludes ceded earned premium, which provides investors with a better understanding of the Company’s overall performance by eliminating the artificial impact of reinsurance on the Company’s operations. Operating revenue represents revenue generated by the Company’s underwriting operations without regard to changes in the Company’s underlying reinsurance structure. Accordingly, by using operating revenue as the denominator in calculating adjusted EBITDA margin and adjusted gross margin, the Company eliminates the significant variability of ceded earned premium on these margins under varying reinsurance structures.

The Company’s current reinsurance structure was established to optimize cost and capital, and is expected to continue to evolve over time as the Company grows. Varying reinsurance structures have disproportionate impacts on total revenue as calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP) because of the amount of premium that is required to be ceded to reinsurers based on the reinsurance structure at the time such GAAP total revenue is generated. For example, under the company’s existing reinsurance structure, approximately 17% of gross earned premium was ceded to reinsurers for the first quarter of 2020 whereas, pursuant to the new quota share reinsurance structure being implemented on July 1, 2020, on a pro forma basis, approximately 75% of gross earned premium would have been ceded to reinsurers for the same period of time. While the amount of ceded earned premium under these different reinsurance structures varies significantly, after considering ceded losses and ceding commission earned, the net impact to adjusted EBITDA and adjusted gross profit under both reinsurance structures is effectively the same.

June 19, 2020

Due to the significant variability that different reinsurance structures have on the Company’s total revenue as calculated in accordance with GAAP, management relies on operating revenue to assess its operating performance without regard to the reinsurance structure in place at the time. By excluding ceded earned premium in its calculation of operating revenue and, subsequently, calculating adjusted EBITDA margin and adjusted gross margin using operating revenue as the denominator, management believes that it effectively captures the margin related to ceded earned premium because this cost of reinsurance appropriately burdens the numerator for both of these margin calculations.

If the Company were to adjust its denominator to include ceded earned premium, the Company’s adjusted EBITDA margin and adjusted gross margin would artificially increase or decrease significantly upon any change to the Company’s underlying reinsurance structure. The Company believes that such increases and decreases would complicate management and stockholders’ ability to assess operating performance over time, given such increases and decreases impact total revenue based on structural factors beyond the Company’s underlying operating performance. Therefore, by removing ceded earned premium from operating revenue, which management uses as the denominator in calculating adjusted EBITDA margin and adjusted gross margin, management is better able to assess the Company’s margins based on operating performance, irrespective of the reinsurance structure in place at the time.

The table below provides an illustrative example reflecting how adjusted EBITDA margin would change based on the inclusion or exclusion of ceded earned premium. As reflected below, by using operating revenue as the denominator in the calculation of adjusted EBITDA margin, management and investors are able to assess the Company’s operating performance on a consistent basis independent of the impact that the underlying reinsurance structure has on GAAP total revenue. On the other hand, if the Company were to include ceded earned premium in the calculation of adjusted EBITDA margin, the Company’s adjusted EBITDA margin would vary significantly depending on the Company’s reinsurance structure.

June 19, 2020

	Three months ended March 31, 2020	Illustrative Example Using Ceded Earned Premium Rate of:
		75%	99%
Ceded earned premium rate	17.0%	75.0%	99.0%

Gross earned premium	$30.5	$30.5	$30.5
Less: Ceded earned premium	(5.2)	(22.9)	(30.2)
Plus: Net investment income	0.9	0.9	0.9
Plus: Commission income	0.0	0.0	0.0
Total revenue	$26.2	$8.5	$1.2
Add back: Ceded earned premium	5.2	22.9	30.2
Subtract: Net investment income	(0.9)	(0.9)	(0.9)
Operating revenue	$30.5	$30.5	$30.5
Include: ceded earned premium	(5.2)	(22.9)	(30.2)
Operating revenue (net of ceded earned premiums)	$25.3	$7.6	$0.3

Operating Revenue
Numerator: Adjusted EBITDA	$-22.4	$-22.4	$-22.4
Denominator: Operating Revenue	$30.5	$30.5	$30.5
Adjusted EBITDA margin %	-73%	-73%	-73%

Operating revenue (net of ceded earned premiums)
Numerator: Adjusted EBITDA	$-22.4	$-22.4	$-22.4
Denominator: Operating revenue (net of ceded earned premiums)	$25.3	$7.6	$0.3
Adjusted EBITDA margin %	-89%	-294%	-7,344%

*         *         *         *         *

June 19, 2020

Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Daniel Schreiber, Chief Executive Officer, Lemonade, Inc.
Tim Bixby, Chief Financial Officer, Lemonade, Inc.
Dennis Monaghan, Esq., General Counsel, Lemonade, Inc.
Rachel W. Sheridan, Esq., Latham & Watkins LLP
Colin Diamond, Esq., White & Case LLP
Era Anagnosti, Esq., White & Case LLP

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